EXHIBIT 99.1


                                                    Contact:
                                                    Richard J. Moen
                                                    701/297-4288
                                                    invest@rdoequipment.com

FOR IMMEDIATE RELEASE

                 RDO EQUIPMENT TO EXPLORE STRATEGIC ALTERNATIVES
                 FOR ITS CONSTRUCTION EQUIPMENT RENTAL BUSINESS

Fargo, N.D. - (Business Wire) - August 4, 1999 - RDO Equipment Co. (NYSE: RDO) today announced that it has engaged the investment banking firm of Deutsche Banc Alex. Brown to explore strategic alternatives for its construction equipment rental operations including a possible joint venture or sale of its 80%-owned subsidiary RDO Rental Co.

"We believe that this is an opportune time to assess various alternatives in the construction equipment rental industry," said Ronald D. Offutt, Chairman and CEO of RDO Equipment. "The current business environment has produced opportunities that could increase shareholder value."

"Any net proceeds would be used to strengthen the Company's liquidity position by immediately reducing interest-bearing debt. We also believe opportunities exist to acquire truck dealerships, as well as construction and agricultural equipment dealerships, which would increase earnings per share and generate a higher return on investment than our existing construction equipment rental operations."

Offutt concluded by stating that no particular strategic alternative has been embraced by the Company, and gave no assurance that any transaction would result from this exploratory process which will take several months to complete.

Since its acquisition by RDO Equipment in February 1997, RDO Rental has grown from five locations to 12 locations in Arizona, southern California and southern Nevada. Its revenues for the fiscal year ended January 31, 1999 were approximately $24 million compared to $578.6 million for RDO Equipment. Additional information about RDO Rental is available at its website - www.rdorental.com.

RDO Equipment Co. is one of the leading and fastest growing companies engaged in the restructuring and consolidation of the equipment and truck retail industries in the United States. It operates 65 retail stores with operations in 11 states, specializing in the distribution, sale, service, rental and finance of equipment and trucks to the agricultural, construction, manufacturing, transportation and warehousing industries, as well as to public service entities, government agencies and utilities. Information about the Company, including recent news and product information, is available at its web site - www.rdoequipment.com.


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